UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

23918K108

(CUSIP Number of Class of Securities)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Sharon Flanagan, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,000,000,000	$129,800

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,000,000,000 in aggregate of up to 12,987,012 shares of Common Stock, $0.001 par value, at the minimum tender offer price of $77.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $129,800	Filing Party: DaVita Inc.
Form or Registration No.: Schedule TO	Date Filed: August 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2020 (the “Schedule TO”), related to the offer by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.0 billion of shares (the “shares”) of its common stock, $0.001 par value per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $77.00 and not more than $88.00 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 17, 2020 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Tender Offer.

Amendments to Exhibit (a)(1)(A)

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)	The last paragraph of the cover page is hereby amended to add the following as a new third sentence to such paragraph:

“Accordingly a Purchase Price Tender or Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” may lower the Purchase Price to a price below such closing price.”

(2)	The last sentence of the second paragraph on page 2 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“You should understand that a Purchase Price Tender or an election of an Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” may lower the Purchase Price and could result in your shares being purchased at a price that is below $82.17, the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

(3)	The bolded sentence on page 7 of the Offer to Purchase and the first bolded sentence on page 17 of the Offer to Purchase are each hereby deleted in their entirety and replaced with the following:

“Accordingly, Purchase Price Tenders or an election of an Auction Tender at a price below $82.17 pursuant to the modified “Dutch Auction” could result in the Purchase Price being lower than $82.17, which is a price that is below the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could result in your shares being purchased at $77.00, the minimum price per share in the Offer, which could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

(4)

The first sentence under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 26 of the Offer to Purchase is hereby amended by adding the following language to the end of such sentence:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

(5)	The first sentence on page 28 of the Offer to Purchase is hereby amended by adding the following language to the end of such sentence:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

(6)	The fifth sentence of the final paragraph of Section 7 on page 32 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“If we waive any of the conditions described above, we will disclose any material changes resulting therefrom and will, if required by applicable law, amend the Offer to extend the Expiration Time.”

(7)	The fourth paragraph on page ii of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“In making the Offer, we are not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, we become aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act (as defined below). In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

(8)	The first paragraph of Section 18 on page 49 in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“In making the Offer, we are not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, we become aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a State Law, we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in Item 11 is hereby amended and supplemented by the following:

(1)	The changes described above in Item 4 of this Amendment are hereby incorporated into Item 11 by reference.

ITEM 12.	EXHIBITS.

The information set forth in Item 12 is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)✓	Offer to Purchase, dated August 17, 2020.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 17, 2020.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 17, 2020.

(a)(1)(F)✓	Summary Advertisement, dated August 17, 2020.

(a)(1)(G)✓	Email Communication to Employees of DaVita Inc. and its Subsidiaries

(a)(1)(H)✓	Letter to SSAR Holders

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)✓	Press release, dated August 17, 2020, announcing the commencement of the tender offer.

(b)(1)

Credit Agreement, dated August 12, 2019, by and among DaVita Inc., certain subsidiary guarantors party thereto, the lenders party thereto, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A. and MUFG Bank Ltd., as co-syndication agents, Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents, and Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender.(1)

Exhibit Number	Description

(b)(2)	First Amendment, dated as of February 13, 2020, to that certain Credit Agreement, dated as of August 12, 2019, by and among DaVita Inc., certain subsidiary guarantors party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender. (2)

(c)	None.

(d)(1)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (4)

(d)(2)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (5)

(d)(3)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (6)

(d)(4)*	Employment Agreement, effective April 29, 2015, by and between DaVita HealthCare Partners Inc. and Michael D. Staffieri. (6)

(d)(5)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (8)

(d)(6)*	DaVita Inc. Severance Plan for Directors and Above. (3)

(d)(7)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (9)

(d)(8)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (10)

(d)(9)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (10)

(d)(10)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (11)

(d)(11)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(12)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (11)

Exhibit Number	Description

(d)(13)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(14)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(15)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(16)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(17)*	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(18)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(19)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(20)*	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(24)*	Non-Employee Director Compensation Policy. (15)

(d)(25)*	Form of 4.625% Senior Note due 2030 and related Guarantee. (16)

(d)(26)*	Indenture, dated as of June 9, 2020, by and among DaVita Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, as Trustee. (16)

(d)(27)*	DaVita Inc. 2020 Incentive Award Plan (17)

(d)(28)*	Amendment to Stock Appreciation Rights Agreements, effective June 11, 2020, by and between DaVita Inc. and William L. Roper, M.D. (18)

(d)(29)	Form of 3.750% Senior Note due 2031 and related Guarantee. (19)

(d)(30)	Indenture, dated as of August 11, 2020, by and among DaVita Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, as Trustee. (19)

(d)(31)*✓	Form of Stock Appreciation Rights Agreement (DaVita Inc. 2020 Incentive Award Plan)

(d)(32)*✓	Form of Performance-Based Restricted Stock Unit Agreement (DaVita Inc. 2020 Incentive Award Plan)

Exhibit Number	Description

(d)(33)*✓	Form of Restricted Stock Unit Agreement (DaVita Inc. 2020 Incentive Award Plan)

(g)	Not applicable.

(h)	Not applicable.
*	Management contract or executive compensation plan or arrangement
✓	Filed previously.
(1)	Filed on August 14, 2019 as an exhibit to the Company’s Current Report on Form 8-K.
(2)	Filed on February 21, 2020 as an exhibit to the Company’s Annual Report on Form 10-K.
(3)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.
(4)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.
(5)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
(6)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.
(7)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(8)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.
(9)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.
(10)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(11)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
(12)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(14)	Filed on July 22, 2019 as an exhibit to the Company’s Tender Offer Statement on Schedule TO-I.
(15)	Filed on May 4, 2020 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
(16)	Filed on June 9, 2020 as an exhibit to the Company’s Current Report on Form 8-K.
(17)	Filed as Annex A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 27, 2020
(18)	Filed on July 30, 2020 as an exhibit to the Company’s Current Report on Form 8-K.
(19)	Filed on August 11, 2020 as an exhibit to the Company’s Current Report on Form 8-K.

Amendments to Exhibit (a)(1)(B)

(1)	Clause (c) from the italicized paragraph on page 3 of Exhibit (a)(1)(B) is hereby removed from such paragraph, and clause (d) shall be re-lettered to become clause (c).

(2)	Paragraph 4 of Exhibit (a)(1)(B) shall be amended by adding the following as a new second sentence:

“An election of an Auction Tender at a price below $82.17 could result in the Purchase Price being lower than $82.17, which is a price that is below the reported closing price of our common stock on the NYSE on August 14, 2020, the last full trading day prior to the commencement of the Offer, and could result in your shares being purchased at $77.00, the minimum price per share in the Offer, which could be below the reported closing price of our common stock on the NYSE at the Expiration Time.”

(3)	The fourth and sixth sentences of paragraph 11 of Exhibit (a)(1)(B) shall be amended by adding the following to the end of each sentence:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Amendments to Exhibit (a)(1)(D)

(1)	The third full paragraph on page 3 of Exhibit (a)(1)(D) is hereby deleted in its entirety and replaced with the following:

“In making the Offer, the Company is not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, the Company becomes aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), the Company will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, the Company cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

Amendments to Exhibit (a)(1)(E)

(1)	The sixth full paragraph on page 3 of Exhibit (a)(1)(E) is hereby deleted in its entirety and replaced with the following:

“In making the Offer, the Company is not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, the Company becomes aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), the Company will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, the Company cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

Amendments to Exhibit (a)(1)(F)

(1)	The first sentence of the third paragraph on page 5 of the Summary Advertisement is amended by adding the following to the end of the sentence:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

(2)	The italicized header of Exhibit (a)(1)(F) is hereby deleted in its entirety and replaced with the following:

“This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of DaVita Inc. (the “Company”). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 17, 2020, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. In making the Offer, the Company is not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If, however, the Company becomes aware that the making of the Offer or the acceptance of shares pursuant to the Offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), the Company will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, the Company cannot comply with the applicable State Law, the Offer will not be made to the holders of shares in that U.S. State. In making the Offer, the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act (as defined below). In any U.S. State where the securities or Blue Sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such U.S. State.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVITA INC.

Date: August 27, 2020	By:	/s/ Joel Ackerman
Name: Joel Ackerman
Title: Chief Financial Officer and Treasurer